UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

13 May 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

13 May 2026

BHP Board Update

BHP announces the appointment of Mark Vassella as a Non-executive Director with effect from 1 June 2026.

Mark Vassella has over 40 years’ experience in the global steel industry and materials value chain. Mark was the Chief Executive Officer and Managing Director of BlueScope Steel Limited from January 2018 to January 2026 which included global operations across Australia, New Zealand, North America and Asia. Mark started in the steel industry as a cadet at BHP Newcastle in NSW in the early 1980s. He has held various general manager, leadership and global executive roles in Australia, the UK and the US. He was also a member of the WorldSteel Association Board.

Mark is recognised for expertise running large scale industrial operations within the resources and materials value chain, and his leadership in building constructive relationships with governments, Indigenous partners, community stakeholders and business partners. He brings a strong focus on safety, decarbonisation and capital allocation discipline.

BHP Chair, Ross McEwan said: “We are delighted to announce that Mark Vassella will join BHP. Mark has extensive experience in the global steel industry. Mark brings a strong focus on global resource development, values-based leadership and relationships with people and community. We look forward to welcoming Mark to the Board on 1 June 2026.”

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Amanda Saunders +44 7887 468 926	Europe, Middle East and Africa Adam Sanderson +44 7884 735 515

North America Megan Hjulfors +1 403 605 2314	Americas Li Hua +1 647 828 9830

Latin America Renata Fernandez +56 9 8229 5357

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 13 May 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary